EXHIBIT 11

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	Year Ended December 31,
	2011	2010	2009
Basic Earnings per Share	(In thousands, except per share amounts)
Average shares outstanding	83,486	83,425	83,295

Income available to common shareholders	$37,569	$22,942	$82,729

Basic earnings per share	$0.45	$0.28	$0.99

Diluted Earnings per Share
Average common shares outstanding	83,486	83,425	83,295
Effect of dilutive stock options	23	90	135

Average diluted shares outstanding	83,509	83,515	83,430

Income available to common shareholders	$37,569	$22,942	$82,729

Diluted earnings per share	$0.45	$0.27	$0.99